

October 17, 2013

Via Mail
Victoria Rudman
Chief Executive Officer
Intelligent Living, Inc.
20801 Biscayne Blvd, Suite 403
Miami, FL 33180

       Re: Intelligent Living, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2012
       Filed on March 12, 2013
       Form 10-Q for Quarter Ended June 30, 2013
       Filed on August 20, 2013
       File No. 000-54026

Dear Ms. Rudman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, amend your filing for comment number 10, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item – Description of Our Business, page 1

1.   Please tell us how you accounted for the rescission of the Pro Line Sports acquisition disclosed on page 2. In so doing, explain to us how you accounted for the acquisition of Pro Line and the basis for amounts recognized in the acquisition. In this regard, tell us how goodwill of $1,226,305 was recognized in the transaction when the total purchase price per the "Asset Purchase Agreement" was $225,000 and based on your disclosures you recognized $37,227 for fixed assets and $253,686 for inventory in the acquisition.

Item 8. Financial Statements & Supplementary Data

Balance Sheets, Page F-3

2.   We note "intellectual property, net" had a balance of $479,391 at December 31, 2011 and $0 at December 31, 2012. Please tell us how this amount originated and the reason for the change. Also, explain to us where the change is reported in the statement of operations and statement of cash flows.

Statement of Cash Flows, page F-6

3.   Please explain to us how "Write off of intangible asset" within investing activities and "Exchange of intellectual property for retirement of related party debt" and "Exchange of related party note payable" within financing activities represent cash transactions rather noncash transactions that should be reported supplementally outside of the body of the statement of cash flows, and revise as appropriate..

Form 10-Q for the Quarter Ended June 30, 2013

Item 1. Financial Statements

Balance Sheets, page F-2

4.   Please explain to us what the intangible asset at June 30, 2013 of $1 million represents, how this originated and the basis for the amount.

Statements of Cash Flows, page F-5

5.   Please explain to us how the following items represent cash transactions rather noncash transactions reported supplementally outside of the body of the statement of cash flows, and revise as appropriate:

- Investment in subsidiary goodwill and exchange of property and equipment in investing activities,
- Exchange of intellectual property for retirement of related party debt, exchange of related party note payable, note payable conversions, stock issued for debt, beneficial conversion feature, additional paid in capital, redemption of preferred stock and redemption of preferred stock-additional paid in capital in financing activities,

Note 4. Asset Purchase Agreement Between Feel Golf Company , Inc. and Lee Miller; Stock purchase of intelligent Living, Inc.

Asset Purchase Agreement, page F-8

6.   It appears the substance of the asset purchase transaction with the Miller Family Trust

and coincident redemption of preferred stock is a nonmonetary capital transaction for which no gain should be recognized. It appears the difference between the carrying amounts of the debt and inventory transferred and par value only of the preferred stock redeemed would be recorded in additional paid in capital. In connection with this, please reconcile the disclosed amount of the debt assumed by Mr. Miller of approximately $850,000 to the $977,243 shown in the table in the column "Debts assumed by former preferred shareholder." Also, as a nonmonetary capital transaction, it appears this transaction should not be reported in the cash flows of operating activities section of the statement of cash flows as is currently the case. Please advise and revise as appropriate.

Acquisition and Share Exchange Agreement, page F-8

7.   Please explain to us the basis for valuing the acquisition of Intelligent Living, Inc. based on the value of your stock instead of the value acquired. In this regard, explain to us how you justify the value of Intelligent Living..

8.   Please advise us as to where the pro forma financial statements of Feel Golf Company, Inc. referred to are located.

Note 6. Convertible Debentures, page F-10

9.   Please list for us each individual convertible debenture outstanding at June 30, 2013, and tell us the (i) principal amount due, (ii) beneficial conversion feature initially recognized, (iii) amount of debt discount initially recognized, (iv) the amount of debt discount amortized to June 30, 2013, (v) net debt discount remaining, (vi) when the debt is due and (vii) the associated interest rate. Also, reconcile for us the aggregate net discounted amount of convertible debentures outstanding at June 30, 2013 per the preceding to the amount presented on the balance sheet at June 30, 2013 as "Convertible notes payable" of $953,272.

Exhibit 32.1

10.   Please amend your filing to provide a certification for the quarterly period ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief